Ivy Distributors, Inc.
6300 Lamar Avenue
Overland Park, KS 66202
ivyinvestments.com

March 25, 2021

Confidential & Private

Equitable Financial Life Insurance Company of America

Equitable Financial Life Insurance Company

1290 Avenue of the Americas, 11th Floor

New York, New York 10104

Attention: Funds Management Group

RE:     Consent to Assignment of Participation Agreement

Dear Sir/Madam:

Reference is made to the Fund Participation Agreement dated as of the 23rd day of October, 2009, as amended, (the “Agreement(s)”) between Ivy Variable Insurance Portfolios (the “Fund”), Ivy Distributors, Inc. (the “Distributor”), Equitable Financial Life Insurance Company of America and Equitable Financial Life Insurance Company (“you” or “your”).

As you may know, Waddell & Reed Financial, Inc. (“Waddell & Reed”) and its subsidiaries (including the Distributor) are in the process of being acquired by Macquarie Management Holdings, Inc. (“Macquarie”), pursuant to that certain Agreement and Plan of Merger dated as of December 2, 2020, by and among Waddell & Reed, Macquarie, Merry Merger Sub, Inc. and Macquarie Financial Holdings Pty Ltd (such agreement the “Merger Agreement,” and the transactions contemplated therein, the “Merger”).

In connection with the Merger, we write to notify you that a change of ownership and control will occur for the Distributor upon the closing of the Merger. Also, upon the closing of the Merger, it is planned that Delaware Distributors, L.P. (“DDLP”) will replace Ivy Distributors, Inc. as the distributor of the Ivy Funds. DDLP is a subsidiary of Macquarie and a registered broker-dealer and currently the distributor for the Delaware Funds by Macquarie. Distributor and DDLP will be affiliates and under the common control of Macquarie as of the closing of the Merger.

Accordingly, Distributor hereby provides you with notice of our intention to assign the Agreement(s), including the assignment of all of Distributor’s rights and the delegation of all of Distributor’s obligations under the Agreement(s), to DDLP (such assignment and delegation, the “Assignment”), effective as of the time immediately preceding the closing of the Merger and contingent on the closing of the Merger. Upon the Assignment, DDLP and its affiliates will continue to perform the obligations of Distributor under the Agreement(s) and the terms and provisions of your existing Agreement(s) will continue in full force and effect. As of the Assignment, all references in the Agreement(s) to Distributor shall refer to DDLP. The Assignment of this Agreement to DDLP only applies to the Ivy Variable Insurance Portfolios, and any agreement between you and DDLP or its affiliates relating to the current Delaware Funds by Macquarie (including Delaware VIP Trust) would be unaffected by the Assignment and reflect your current agreement for those Delaware Funds.

To the extent required by the terms of the Agreement(s), Distributor and Fund hereby request your consent to the Assignment. Please sign this letter to acknowledge your consent and return it to Melody Schapker, Senior Analyst Contract Management, at mschapker@waddell.com and (913) 236-2626. Given our current expectations regarding the timeline for the Merger, we ask that you return the signed consent by April 15, 2021 at the latest.

Due to the pandemic, this request is being sent via email. Your consent hereby waives any notice periods required by the Agreement for the Assignment. If for some reason we do not receive your signed consent by April 15, 2021 and you have not raised a written objection to the Assignment by that time, we will assume that you consent to the Assignment and that you desire to have DDLP continue to provide services under the Agreement(s).

Please direct any questions regarding the Assignment to Melody Schapker of Ivy at the contact details noted above or to Rachel Jacobs, Macquarie Head of Intermediary Distribution, at (215) 527-9923 and rachel.jacobs@macquarie.com. We appreciate your assistance and thank you in advance for your prompt attention to this matter.

Very truly yours,
Ivy Distributors, Inc.

By:
Name: Amy J. Scupham
Title: President

Ivy Variable Insurance Portfolios

By:
Name: Philip J. Sanders
Title: CEO

The Company hereby consents to the Assignment described above:

Equitable Financial Life Insurance Company of America and

Equitabl Financial Life Insurance Company

By:
Name: Kenneth Kozlowski
Title: Senior Vice President for Equitable Financial Life Insurance Company of America Managing Director for Equitable Financial Life Insurance Company
Date: 4/1/2021 | 12:46 PM EDT